UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

A. H. Belo Corporation
(Name of Issuer)
Series B Common Stock, par value $0.01 per share
(Title of Series of Securities)
001282 20 1
(CUSIP number)
James M. Moroney III
P.O. Box 224866
Dallas, TX 75222-4866
(Name, address and telephone number of person
authorized to receive notices and communications)
February 8, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject Series of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No.	001282 20 1	13D	Page	2	of	8	Pages

1	NAME OF REPORTING PERSONS. Moroney Management, Limited I.R.S. Identification No. of above person (entities only): 75-2651609

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		470,055

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		470,055

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	470,055

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

(Page 2 of 8 Pages)

CUSIP No.	001282 20 1	13D	Page	3	of	8	Pages

1	NAME OF REPORTING PERSONS. James M. Moroney III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		129,614 (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		503,470 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		129, 614 (1)

WITH	10	SHARED DISPOSITIVE POWER

503,470 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

633,084 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(Page 3 of 8 Pages)

CUSIP No.	001282 20 1	13D	Page	4	of	8	Pages
(1) Includes 111,600 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days, 1,965 Series B options held in the estate of James M. Moroney, Jr., and 10,420 Series B shares held in Moroney Marital, LP. The number does not include 320 Series B shares owned by Mr. Moroney III’s spouse and 160 Series B shares held in trusts and corporations for the benefit of Mr. Moroney III’s children, as to all of which shares Mr. Moroney III disclaims beneficial ownership.
(2) Includes 33,319 Series B shares held by Lynn Wilhoit Moroney, 470,055 Series B shares held in Moroney Management, Limited, and 96 Series B shares are held by Mr. Moroney III in joint tenancy with his wife.

(Page 4 of 8 Pages)

Page	5	of	8	Pages
Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to Series B Common Stock, par value $0.01 per share (the “Common Stock”), of A.H. Belo Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is P.O. Box 224866, Dallas, Texas, 75222-4866.
Item 2 — Identity and Background
     a) This Statement is filed on behalf of Moroney Management, Limited, a Texas limited partnership formed in April 1996 (the “Partnership”), and James M. Moroney III, individually, and as managing general partner of the Partnership (the “Reporting Persons”).
     b) The address of the principal business and principal office for the Partnership is P.O. Box 224866, Dallas, TX 75222-4866. The primary business of the Partnership is to maintain for a significant period of time all of the voting rights of the Series B Common Stock and to prevent ownership of the Series B Common Stock from becoming fractionalized. The managing general partner of the Partnership is James M. Moroney III, Executive Vice President of the Issuer, whose principal business and principal office address is P.O. Box 224866, Dallas, TX 75222-4866.
     The address of the principal business and principal office for James M. Moroney III, Executive Vice President of the Issuer, is P.O. Box 224866, Dallas, TX 75222-4866.
     c) Mr. Moroney III is Executive Vice President of the Issuer, which is a newspaper publishing company. The business address of the Issuer is A.H. Belo Corporation, 400 South Record Street, Dallas, TX 75202.
     d) & e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     f) Mr. Moroney III is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
On February 8, 2008, to effect the spin-off of the Issuer from Belo Corp. (BLC), BLC distributed all of the outstanding shares of Series B Common Stock of the Issuer to holders of BLC Series B Common Stock of record as of the close of business on January 25, 2008. With respect to Series B Common Stock, 0.20 shares of the Issuer was distributed for each share of BLC. In addition, for each stock option held by the Reporting Person on the record date for the spin-off, the Reporting Person received new stock options of the Issuer for 20% of the number of shares subject to the BLC options and for each restricted stock unit held by the Reporting Person prior to the spin-off, the Reporting Person received 0.20 Issuer restricted stock units. Thereafter, the Reporting Person acquired beneficial ownership of shares that are subject to these awards upon the vesting of these awards. No funds were expended in connection with the foregoing acquisition.
Item 4. Purpose of Transaction
     On March 14, 2007, James M. Moroney III was named executor of the Estate of his late father, Mr. James M. Moroney, Jr. On February 18, 2007, James M. Moroney III also acquired voting and investment power under a power of attorney of shares of the Issuer’s Series B common stock owned by his mother, Mrs. Helen Wilhoit Moroney.

(Page 5 of 8 Pages)

Page	6	of	8	Pages
     The Partnership and its partners and Mr. Moroney III, individually and as executor of the Estate of Mr. James M. Moroney, Jr. and attorney-in-fact for Mrs. Helen Wilhoit Moroney, intend to review the respective investment in the Issuer on a continuing basis and may, at any time, consistent with such person’s obligations under the federal securities laws, determine to increase or decrease its ownership of securities of the Issuer through purchases or sales in the open market or in privately-negotiated transactions. The review of these respective holdings in the Issuer’s Series B common stock will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, general economic conditions, financial and stock market conditions, such person’s financial situation, considerations arising from tax and estate planning matters, need for and availability of capital, and any other facts and circumstances which may become known to such persons regarding such person’s investment in the Issuer. At the time of this filing, neither the Partnership nor such other persons or entities have any plans to purchase additional securities of the Issuer in the open market in the immediate future. However, the Reporting Persons may engage in privately-negotiated transactions in the future, and Mr. Moroney III may, from time-to-time, acquire additional securities of the Issuer under various employee benefit and compensation arrangements of the Issuer and each such person hereby reserves the right to reevaluate his or its investment in the Issuer and to purchase additional securities in the open market or otherwise.
     Except as may occur in the ordinary course of business of the Issuer, none of the Reporting Persons have any present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or executive management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) a series of securities of the Issuer being delisted from a national securities exchange or no longer being quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (ix) any action similar to any of those described above. However, James M. Moroney III, in his capacity as Executive Vice President of the Issuer, may, from time to time, become aware of, initiate and/or be involved in discussions which relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.
Item 5. Interest in Securities of the Issuer
     a) The Partnership beneficially owns 470,055 shares of the Issuer’s Series B common stock, representing approximately 19.2% of the 2,443,962 shares reported to be outstanding as of December 31, 2008.
     Mr. Moroney III beneficially owns 633,084 shares of the Issuer’s Series B common stock, representing approximately 24.8% of the shares of the Issuer’s Series B common stock treated as being outstanding as of December 31, 2008. The 633,084 shares of the Issuer’s Series B common stock beneficially owned by Mr. Moroney III includes 111,600 Series B shares subject to options that are presently exercisable or that become exercisable within 60 days, 1,965 Series B options held in the estate of James M. Moroney, Jr., 33,319 Series B shares held by Lynn Wilhoit Moroney, 10,420 Series B shares held in Moroney Marital, LP, 470,055 Series B shares held in Moroney Management, Limited, and 96 Series B shares held by Mr. Moroney III in joint tenancy with his wife. The number does not include 320 Series B shares owned by Mr. Moroney III’s spouse and 160 Series B shares held in trusts and corporations for the benefit of Mr. Moroney III’s children, as to all of which shares Mr. Moroney III disclaims beneficial ownership.
     b) As of the date of this Schedule 13D, the Partnership has the shared power to vote and shared dispositive power over 470,055 shares of the Issuer’s Series B common stock, which represents approximately 19.2% of the shares of the Issuer’s Series B common stock treated as being outstanding as of December 31, 2008.
     As of the date of this Schedule 13D, Mr. Moroney III has the sole power to vote and sole dispositive power over 129,614 shares of the Issuer’s Series B common stock, which represents approximately 5.1% of the shares of

(Page 6 of 8 Pages)

Page	7	of	8	Pages
the Issuer’s Series B common stock treated as being outstanding as of December 31, 2008. As of the date of this Schedule 13D, Mr. Moroney III has shared power to vote and shared dispositive power over 503,470 shares of the Issuer’s Series B common stock, which represents approximately 19.7% of the shares of the Issuer’s Series B common stock treated as being outstanding as of December 31, 2008.
     c) Except as disclosed in Item 4, the Reporting Persons have not effected any transaction involving shares of Common Stock of the Issuer during the past 60 days.
     d) Not Applicable.
     e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The general partners of Moroney Management, Limited have each entered into the Agreement of Limited Partnership of Moroney Management, Limited. The Reporting Persons have not otherwise entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits
     (a) Agreement of Limited Partnership of Moroney Management, Limited.

(Page 7 of 8 Pages)

Page	8	of	8	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2009	Moroney Management, Limited
/s/ James M. Moroney III
James M. Moroney III
Managing General Partner

Dated: February 9, 2009	James M. Moroney III
/s/ James M. Moroney III
James M. Moroney III

(Page 8 of 8 Pages)